

December 8, 2011

Via E-mail
James Dore
Executive Vice President and Chief Financial Officer
Marlborough Software Development Holdings Inc.
500 Nickerson Road
Marlborough, MA 01752-4695

> **Re:** **Marlborough Software Development Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2011**
> **File No. 333-177915**

Dear Mr. Dore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. For balanced disclosure, please disclose your net loss and negative operating cash flow, as well as your accumulated deficit.

The Distribution, page 3

2. We note that you do not include the Marlborough options and underlying securities in your fee table. Please tell us how you determined that it is not necessary to include these securities in the registration statement.

3. Your discussion of the adjustment to the exercise price of the Adjusted Bitstream Option and the Adjusted MSDH Option is dense and difficult to understand. Please revise this section to provide a description of the adjustment that is reader-friendly and that makes clear to the reader the potential impact of the adjustment on the exercise price. In this

regard, it appears that you should provide an example of the impact of the formula using current information along with a sensitivity analysis demonstrating a reasonable range of possible outcomes, as applicable. Please revise accordingly.

Risk Factors, page 5

4.   We note your disclosure in the second full sentence on page 36 regarding consolidation. Please include a risk factor that discloses the possible effects of consolidation on your profitability or advise.

We may not be able to protect…, page 10

5.   You disclose that you "are currently…subject to claims, negotiations or complex, protracted litigation." Please tell us where you provided the disclosure required by Regulation S-K Item 103 or why the disclosure requirement does not apply.

We incur significant costs…, page 11

6.   Please address here, or disclose in a separate risk factor, when you will be subject to management's report on internal controls over financial reporting. Also, given that you are currently a smaller reporting company, disclose the lack of an attestation report requirement for smaller reporting companies.

Changes in tax law…, page 12

7.   As currently written, this risk factor could apply to any issuer or offering. Please revise to link this risk to you. For guidance, refer to Staff Legal Bulletin No. 7 (June 9, 1999).

Forward-Looking Statements, page 12

8.   Please refer to Securities Act Section 27A and Exchange Act Section 21E and tell us how you determined that the safe harbor provisions for forward-looking statements apply to you in light of the fact that this filing constitutes your initial public offering. Alternatively, revise to delete any reference to these provisions.

Reasons for the Distribution, page 12

9.   Please disclose how the information in the risk factor at the top of page 8 was considered in determining that the Pageflex and BOLT products should be spun off. In addition, clarify how the factors in the bullet points were weighed with regard to one another. For example, clarify whether a spin-off was contemplated prior to, or apart from, the merger with Monotype.

Unaudited Pro Forma Combined Condensed Financial Information, page 19

10.   We note your disclosure on page 17 which describes the division of the current Bitstream stock options into one adjusted Bitstream stock option and one adjusted MSDH stock option. Please tell us how you considered this provision when preparing your pro forma financial information.

Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2010, page 23

11.   We note the references to notes (F) and (G) included in the Pro Forma Adjustment column. Please confirm that these note references are accurate as it would seem that perhaps they should refer to notes (E) and (F), respectively.

Business, page 26

Server Applications, page 28

12.   Please supplementally provide us with support for the quoted information disclosed in the last full sentence on page 28.

Mobile Browsing Technology, page 31

13.   Please reconcile your disclosure in the fourth sentence with the second paragraph on page 26 where you indicate that BOLT has been installed over 20 million times. If possible, disclose the number of installations with greater specificity.

14.   Please tell us the basis for your statement in the third paragraph that BOLT speed is consistently 25 to 50 percent faster than its competitors.

Research and Development, page 34

15.   Please disclose the amount you spent during each of the last two years on research and development. Refer to Regulation S-K Item 101(h)(4)(x).

16.   Please expand your disclosure in this section to clarify your research and development strategy in light of the disclosure in the carryover sentence at the top of page 7.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Certain Trends and Uncertainties, page 39

17.   The second sentence in this section suggests that you have not disclosed all trends that will have a material effect on your business. Please revise your disclosure to comply with the requirements of Regulation S-K Item 303(a) regarding the disclosure of material trends.

License Revenue, page 45

18.   Please disclose the reason for the increase in sales of your Pageflex Storefront product for 2010. Likewise, disclose the reason for the increase in revenues from consulting, custom design, and training services for the six months ended June 30, 2010.

Operating Leases, page 52

19.   Refer to the second paragraph in this section. Please provide additional disclosure regarding the current plans that management has to reduce operating costs, including the anticipated timeline for implementing the plan.

Executive Compensation and Other Matters, page 61

Summary Compensation Table, page 61

20.   Please include narrative disclosure of material factors necessary to understand the disclosure in the Summary Compensation Table. For example, you should include disclosure regarding the material terms of your grants and non-equity incentive plan awards. Refer to Regulation S-K Item 402(o)(4) and (5).

Outstanding Equity Awards At December 31, 2010, page 63

21.   Please clarify the reference to footnote one in the second column from the right. Footnote one discusses option terms.

Payments to Former Chief Executive Officer of Bitstream, page 66

22.   Please revise your disclosure in this section to indicate the actual payments and benefits that Ms. Chagnon received. As written, you only disclose what she was entitled to at the time of her resignation.

Director Compensation, page 68

23.   Please provide the disclosure required by Regulation S-K Instruction to Item 402(r)(2)(iii) regarding the total number of stock awards outstanding at year end.

Principal and Selling Stockholders, page 70

24.   Please identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by Columbia Pacific as well as New Vernon Partners LLC, Lake Union Capital Fund, and Lake Union Capital Management.

25.   We note that you have listed several holders as a group as indicated in footnote (4). Please revise your table to list each holder separately in your table. In addition, revise the table to disclose the amount offered by the selling shareholders and the percentage owned after completion of the offering.

Distribution of Capital Stock, page 76

26.   Please revise the second sentence to remove the suggestion that you have not provided a materially complete description of the material provisions in your charter documents.

Material U.S. Federal Income Tax Considerations, page 90

Tax Distribution: Tax on Stockholders, page 91

27.   It is unclear whether a distribution will be treated as a redemption or ordinary distribution. Please provide unequivocal disclosure. If you are not able to provide unequivocal disclosure, please state the reason that you cannot do so.

Financial Statements

28.   As you prepare your amended filing in response to these comments, you should consider Rule 8-08 of Regulation S-X as it pertains to the age of financial statements. Note that financial statements may not be as of date 135 days or more before your registration is declared effective. In the event that you update your financial statements, please update related disclosure accordingly throughout the filing, including in Management's Discussion and Analysis and Unaudited Pro Forma Combined Condensed Financial Information.

Signatures, page II-4

29.   We note that the individuals signing the registration statement do not currently serve in the positions indicated below their respective signatures. Please advise.

Exhibit Index

30.   We note the advertising arrangements and agreements in the bullet points on page 32. We also note the licensing of your browsing technologies that you disclose on page 34 and the software agreement with Net-Translators on page 52. Please file any written

agreements that were entered into in connection with the disclosure in these pages or tell us why you believe they should not be filed. Refer to Regulation S-K Item 601(b)(10).

31.   Please clarify the description to indicate the difference between exhibit 10.2 and 10.3.

Exhibit 10.9

32.   We note the references to exhibits in the Sale and Purchase Agreement. Please file a complete copy of this exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       Blake Hornick, Esq.
       Seyfarth Shaw LLP